SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) – September 20, 2001

TOLLGRADE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania
(State or Other Jurisdiction of Incorporation)

000-27312	25-1537134
(Commission File Number)	(IRS Employer Identification No.)

493 Nixon Road
Cheswick, Pennsylvania 15024
(Address of Principal Executive Offices) (Zip code)

(412) 820-1400
(Registrant's Telephone Number, Including Area Code)

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Description
99.1	Information furnished pursuant to Regulation FD (17 CFR 243.100 - 243.103)

ITEM 9. REGULATION FD DISCLOSURE

The Registrant elects to disclose under this Item 9 pursuant to Regulation FD (17 CFR 243.100 — 243.103) the information contained in Exhibit 99.1 furnished herewith, which information is incorporated in this Item 9 by reference. Such information shall not be deemed to be filed hereunder for purposes of liability under the Securities Exchange Act of 1934 or for purposes of incorporation by reference in any registration statement filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

TOLLGRADE COMMUNICATIONS, INC.

Date: By: /s/ Christian L. Allison
                                                                          Christian L. Allison
                                                                          Chief Executive Officer

2

EXHIBIT INDEX
(Pursuant to Item 601 of Regulation S-K)

Exhibit Number	Description and Method of Filing
99.1	Information furnished pursuant to Regulation FD, filed herewith.

Exhibit Number	Description and Method of Filing
99.1	Information furnished pursuant to Regulation FD, filed herewith.